UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 25, 2010
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

HearUSA, Inc.
Full Name of Registrant

Former Name if Applicable

1250 Northpoint Parkway
Address of Principal Executive Office (Street and Number)

West Palm Beach, FL 33407
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s annual report on Form 10-K for the year ended December 25, 2010 cannot be filed by the prescribed due date of March 25, 2011.

On March 17, 2011, the Registrant received a notice of default from Siemens Hearing Instruments, Inc. under the Second Amended and Restated Credit Agreement dated December 30, 2006, as amended, between the Registrant, as borrower, and Siemens, as lender (the “Credit Agreement”).  The notice states that as a result of the Registrant’s failure to pay an amount which Siemens has claimed is due as a pre-payment under the Credit Agreement in the amount of $2,257,134, Siemens is declaring the Registrant in default under the Credit Agreement.  Siemens also claims in the notice that it is entitled to accelerate all of the remaining payments under the Credit Agreement and demands the immediate payment of $32,737,780.00.  The notice states that Siemens intends to pursue its rights and remedies to recover the total amount, including enforcing its security interests in the Registrant’s assets.

The pre-payment amount is the amount which was the subject of a dispute between the Registrant and Siemens and the cause for the Registrant’s suit in the Supreme Court of the State of New York seeking a declaratory judgment of the court that the amount was in fact not owed to Siemens under the Credit Agreement.  That litigation is still pending.

In connection with receipt of the notice from Siemens, however, the Registrant has concluded that it must evaluate the impact, if any, of this notice on whether there is an impairment of its goodwill, other indefinite lived intangible assets, and other long-lived assets.  This process has been initiated and the Registrant has engaged its outside valuation expert to assist in this process.  The process, however, will not be complete in time to enable the Registrant to file the Form 10-K on or before March 25, 2011.  The Registrant expects to file its Form 10-K on or prior to April 11, 2011.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Frank Punal (CFO)	561	478-8770
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The net income (loss) attributable to the Registrant’s common stockholders per common share - basic and diluted for the year ended December 26, 2009 was income of $0.03. The Registrant expects to report a loss for the year ended December 25, 2010.

HearUSA, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 25, 2011	By:	/s/ Frank Punal
Frank Punal, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.